Exhibit 99(a)(21)

EFiled: Jan 12 2005 12:34PM EST
Filing ID 4931389

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

GORDON H. MILLNER and	)
KAREN M. MILLNER,	)
)
Plaintiffs,	)
	)	C. A. No. -N
)
v.	)
)
NEWS CORPORATION, FOX	)
ENTERTAINMENT GROUP, INC.,	)
PETER J. POWERS, LACHLAN KEITH	)
MURDOCH, DR. CHRISTOS M.	)
COTSAKOS, ARTHUR MICHAEL	)
SISKIND, PETER CHERNIN, KEITH	)
RUPERT MURDOCH, and DAVID	)
FRANCIS DEVOE,	)
)
Defendants.

SHAREHOLDERS’ CLASS ACTION COMPLAINT

Plaintiffs, by their attorneys, for their complaint against defendants, allege upon personal knowledge with respect to paragraph 2, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This complaint challenges the offer by News Corporation (“News Corp.”) to acquire all of the outstanding shares of Fox Entertainment Group, Inc. (“Fox Entertainment” or the “Company”) that it does not already own by exchanging for each such share 1.9 shares of News Corp. Plaintiffs contend that the exchange ratio is inadequate, and ask the Court to enjoin News Corp.’s proposed acquisition.

THE PARTIES

2. Plaintiffs each currently own Fox Entertainment common stock, and owned such stock before the transaction complained of herein was announced. Gordon H. Millner owns 3,000 shares and Karen M. Millner, 1,000 shares.

3. Defendant Fox Entertainment is a corporation organized and existing under the laws of the State of Delaware with its principal place of business at 1211 Avenue of the Americas, New York, New York 10036.

4. Defendant News Corp. is a corporation duly organized and existing under the laws of Delaware with its principal place of business at 1211 Avenue of the Americas, New York, New York 10036. News Corp. is a diversified international media and entertainment company with operations in eight industry segments: filmed entertainment; television; cable network programming; direct broadcast satellite television; magazines and inserts; newspapers; book publishing; and other. The activities of News Corp. are conducted principally in the United States, Continental Europe, the United Kingdom, Australia, Asia and the Pacific Basin.

5. Defendant Keith Rupert Murdoch is Chairman of the Board and Chief Executive Officer of Fox Entertainment. He is also Chairman and Chief Executive Officer of News Corp.

6. Defendant Peter Chemin is President and Chief Operating Officer of Fox Entertainment. He is also Chairman of the Board and Chief Executive Officer of the News Corp.

7. Defendant Lachlan Keith Murdoch is a director of Fox Entertainment. He also Deputy Chief Operating Officer and Executive Director of News Corp.

8. Defendant David Francis Devoe is Senior Executive Vice President and Chief Financial Officer of Fox Entertainment. He is also Senior Executive Vice President and Chief Financial Officer of News Corp.

9. Arthur Michael Siskind is a director of Fox Entertainment. He is also the Senior Executive Vice President and General Counsel of News Corp.

10. Defendants Peter J. Powers and Dr. Christos M. Cotsakos are directors of Fox Entertainment.

11. By virtue of their positions, the individual defendants owe fiduciary duties to plaintiffs and the class of other minority, public shareholders of Fox Entertainment, and as such owe plaintiffs and the class the highest obligations of good faith and fair dealing.

12. Because it owns approximately 82% of the outstanding shares of Fox Entertainment and is affiliated with persons who make up a majority of Fox Entertainment’s board, News Corp. effectively controls Fox Entertainment, and therefore also has fiduciary duties to plaintiffs and the other minority, public shareholders of Fox Entertainment.

CLASS ACTION ALLEGATIONS

13. Plaintiffs bring this action as a class action pursuant to Rule 23 of the Rules of the Court of Chancery. Plaintiffs seek to represent the following class:

All shareholders of Fox Entertainment, Inc. (other than defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who received an offer from News Corporation to exchange each of their shares of Fox Entertainment stock for 1.9 shares of News Corporation.

14. The class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. As of November 5, 2004, Fox Entertainment had 426,959,080 shares of Class A Common Stock and 547,500,000 shares of Class B Common Stock outstanding. Based on the percentages listed above, the minority shareholders who comprise the Class hold more than 70,000,000 shares of Class A stock.

15. There are questions of law and fact which are common to the Class including, but not limited to, the following:

(a) whether the defendants’ conduct as alleged herein breached fiduciary and/or other duties to plaintiffs and the Class;

(b) whether plaintiffs and the Class have been or will be damaged as a result of the defendants’ wrongful conduct, and if so, what is the appropriate remedy for such breaches.

16. Plaintiffs will fairly and adequately represent the Class. Plaintiffs have retained competent counsel experienced in litigation of this nature and are ready, willing, and able to prosecute this action. Their claims are typical of those of the other Class members, and they have identical interests as the other Class members.

17. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

18. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

19. On January 10, 2005, News Corp. announced an offer to purchase the outstanding shares of Fox Entertainment that it does not already own. Pursuant to the offer, holders of Fox Entertainment’s Class A shares will receive 1.90 shares of the News Corp.’s Class A shares. That represents a premium of only 7.4 percent over Fox Entertainment’s January 7, 2005 closing price of $31.22.

20. News Corp. currently owns approximately 82.1% of the equity and 97% of the voting power of Fox through its ownership of about 59.1% of Fox Class A common shares and all Fox Class B common stock.

21. The exchange ratio proposed in the offer is inadequate and does not represent the fair value of the shares owned by plaintiffs and the Class. Analysts have also questioned the consideration. For example, in a report prepared by Prudential Equity Group Inc., Katherine Styponias wrote: We disagree... that the offer constitutes a fair and full price. A price closer to $37 [per share] is what they should hold out for.”

22. The timing of News Corp.’s offer was designed to take advantage of the decline in the market price of Fox Entertainment’s stock, and had the effect of capping the market for Fox Entertainment’s stock so as to facilitate News Corp.’s plan to obtain the public interest in Fox Entertainment as cheaply as possible.

23. Under the circumstances, the Individual Defendants are obligated to explore all alternatives to maximize shareholder value.

24. In breach of their fiduciary duties of loyalty to plaintiffs and the Class, defendants have used their control of Fox Entertainment in an effort to obtain the outstanding shares of Fox Entertainment at an unfair price, and will thereby deprive plaintiffs and the Class of the fair value of their shares to which they are entitled, and by not protecting the interests of plaintiffs and the Class from their fellow defendants’ overreaching. As the controlling shareholder of Fox Entertainment, News Corp. breached its fiduciary duties by using its control for its own benefit.

25. Plaintiffs have no adequate remedy at law.

WHEREFORE, plaintiffs pray that the Court enter judgment as follows:

A. declare this to be a proper class action with plaintiffs named as lead plaintiffs and their counsel as lead counsel;

B. enjoin, preliminarily and permanently, the acquisition under the proposed terms;

C. if the transaction is completed before entry the Court’s final judgment, order the transaction rescinded or award damages or other appropriate relief to plaintiffs and the Class;

D. direct that defendants account to plaintiffs and the Class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;

E. award to plaintiffs the costs and expenses in this action, including reasonable attorneys fees; and

F. grant such other and further relief as the Court deems appropriate.

PRICKETT, JONES & ELLIOTT, P.A.

By:	/s/ Ronald A. Brown, Jr.
Ronald A. Brown, Jr. (DE Bar No. 2849)
1310 King Street
Wilmington, Delaware 19801
(302) 888-6500
Attorneys for Plaintiffs

OF COUNSEL:

Arthur T. Susman

Charles R. Watkins John R. Wylie

Susman & Watkins

Two First National Plaza, Suite 600

Chicago, Illinois 60603

(312) 346-3466

Dated: January 12, 2005